Exhibit 99.1

MEDIA RELEASE FOR IMMEDIATE RELEASE

InterOil Announces Discovery at Bobcat-1

Singapore and Port Moresby, December 11, 2014: InterOil Corporation (NYSE: IOC; POMSoX: IOC) today has notified the Papua New Guinea Department of Petroleum and Energy of a discovery at the Bobcat-1 exploration well in PPL476.

The well was tested over an interval of about 320 meters of Kapau limestone, the upper section of the target reservoir, and flowed and flared hydrocarbons at surface.

Seismic mapping, wireline logging and testing results indicate the well is close to the gas-water contact in the transition zone.

Recently acquired seismic indicates the crest of the structure lies several kilometers west of the current well location and is several hundred meters higher than the current well depth.

Following these results, InterOil has notified the department that it has declared a total depth for the exploration well at 3,207 meters.

Future appraisal will include additional seismic and drilling. As the first part of the appraisal program, the company now intends to deepen the well to appraise reservoir quality.

Bobcat-1 is about 30km north-west of Elk-Antelope. InterOil holds a 78.1114% interest in the well and is operator. The remaining 21.8886% interest is held by minority interests.

***

InterOil Corporation

Winsland House II, 163 Penang Road #06-02, Singapore 238463

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Meg LaSalle Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 281 292 1800 E: meg.lasalle@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. These statements, which include statements as to planning for or the timing of the proposed LNG project and future exploration, are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given, however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company’s control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and the company can make no guarantee that gas or gas condensate from the Elk-Antelope field will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

– ENDS –

Page 2 of 2